

April 21, 2014

Via E-mail
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida 33625

> **Re:** **TheDirectory.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 20, 2014**
> **File No. 000-31431**

Dear Mr. Gallagher:

We issued comments to you on the above captioned filings on March 28, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 5, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or Larry Spirgel, Assistant Director at 202-551-3810 if you have any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Amy Trombly, Esq.